[SIX FLAGS, INC. LETTERHEAD]

                                 April 14, 2008

VIA FEDERAL EXPRESS & EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cathy Cole

      Re:    Six Flags, Inc.
             Form 10-K: for the fiscal year ended December 31, 2006 Form 10-Q: for the quarterly period ended June 30, 2007 Commission File No. 1-13703

Ladies and Gentlemen:

      The purpose of this letter is to memorialize the key points from a conference call that occurred on March 5, 2008, between the staff (the "Staff") of the Securities and Exchange Commission, representatives of Six Flags, Inc. ("Six Flags" or the "Company") and representatives of KPMG related to the Form 10-K and 10-Q referred to above. Set forth below is our summary of the call.

      During the call, the Staff stated that they would not object to the Company's early adoption in its Form 10-K for the year ended December 31, 2007 of EITF Topic D-98, as amended at the EITF meeting on March 12, 2008, as a resolution of the Staff's comments regarding the accounting by the Company for the maximum potential purchase obligation of the limited partnership units of Six Flags Over Georgia and Six Flags Over Texas.

      The accounting that will be prescribed by the adoption of EITF Topic D-98, as amended, will be to record redeemable minority interest on the face of the balance sheet for all periods presented between liabilities and shareholders' equity at the maximum amount of the potential obligation to purchase the limited partnership units. The recording of the redeemable minority interest at its maximum redemption value will be offset by a reclassification of existing minority interest attributable to the limited partnership units and a reduction in capital in excess of par value.

      Prospectively, whenever a limited partnership unit is put to the Company, we will record the appropriate reduction in redeemable minority interest and a credit to capital in excess of par value in addition to accounting for the acquisition of the limited partnership unit under the guidance of SFAS 141 prior to the amendments of ARB No. 51 prescribed by SFAS 160.

      The Company will follow the guidance in paragraph 16b. of EITF Topic D-98 for measuring changes in the redemption value of the limited partnership units (i.e., record the changes immediately as they occur and adjust the carrying value of the redeemable minority interest to equal the redemption value at the end of each reporting period). This method will view the end of the reporting period as if it were also the redemption date for the security.

      The Company will consider the effects of the accounting change on earnings per share for the years presented in its filings, and will apply the guidance of paragraph 19a of EITF Topic D-98. The Company will fully consider the effects of the redemption feature in applying ARB No. 51.

      During the call, the Staff said it did not object to these conclusions.

      If you have any questions regarding this letter or otherwise, please call me at 212-652-9384.

                                    Sincerely,

                                    Six Flags, Inc.

                                    By:   /s/ Jeffrey R. Speed
                                       -----------------------------------
                                       Name:  Jeffrey R. Speed
                                       Title: Executive Vice President and
                                       Chief Financial Officer